SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25
SEC FILE NUMBER
000-27729
NOTIFICATION OF LATE FILING
CUSIP NUMBER
- -

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  March 31, 2011

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  Not Applicable.

PART I — REGISTRANT INFORMATION

ZAP
Full Name of Registrant

Not Applicable
Former Name if Applicable

501 Fourth Street
Address of Principal Executive Office (Street and Number)

Santa Rosa, CA 95401
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

ZAP (the “Company”) was not able to file its Quarterly Report on Form 10-Q for the period ended March 31, 2011 on or before the filing deadline with the Securities Exchange Commission of May 16, 2011, because the Company required additional time for management to compile and verify the data required to be included in the report due to complexities related to the Company’s acquisition of 51% of the equity shares of Zhejiang Jonway Automobile Co., Ltd. on January 21, 2011.  As a result, the Company was only able to complete its Quarterly Report on Form 10-Q for the period ended March 31, 2011 without unreasonable effort or expense on the day after the filing deadline, May 17, 2011.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven Schneider	(707)	525-8658
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes			☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ZAP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011                                           By: /s/ Steven M. Schneider
            Steven M. Schneider
             Co-Chief Executive Officer